Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

(in millions, except ratio of earnings (loss) to fixed charges)

	For the Three Months Ended March 31, 2015	For the Year Ended December 31,
		2014	2013	2012	2011	2010
Fixed charges:
Interest expense	$65	$314	$349	$453	$488	$487
Amortization of debt issue expense	1	4	3	13	2	1
Estimated interest portion within rental expense	1	7	7	7	7	7

Total fixed charges	$67	$325	$359	$473	$497	$495

Earnings:
Income (loss) before income taxes less equity in income (loss) of investments	$57	$449	$191	$(132)	$187	$(2)
Fixed charges	67	325	359	473	497	495
Less:

Earnings	$124	$774	$550	$341	$684	$493

Ratio of earnings (loss) to fixed charges	1.84	2.39	1.53	0.72	1.38	1.00

Excess (deficiency) of earnings (loss) to fixed charges	$57	$449	$191	$(132)	$187	$(2)

The ratio of earnings (loss) to fixed charges is computed by dividing fixed charges into income (loss) before income taxes less equity in the income (loss) of investments plus fixed charges. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, and the estimated interest component of rent expense (calculated as one-third of net rent expense). We do not have any shares of preferred stock outstanding, so our ratio of earnings (loss) to fixed charges and preferred stock dividends (or related coverage deficiency) is equal to our ratio of earnings (loss) to fixed charges (or related coverage deficiency).